UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

NEURONETICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38546
(State or other jurisdiction of incorporation)	(Commission file number)

3222 Phoenixville Pike Malvern, PA	19355
(Address of principal executive offices)	(Zip Code)

W. Andrew Macan

(610) 640-4202

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with the disclosure requirements promulgated by the U.S. Securities and Exchange Commission, Neuronetics, Inc. (the “Company”) has undertaken efforts to determine its conflict minerals1 reporting requirements for the period from January 1 to December 31, 2023.

The Company has filed this Specialized Disclosure Report and the associated Conflict Minerals Report, which appears as Exhibit 1.01 hereto and is publicly available through the Company’s website at ir.neuronetics.com/corporate-governance/highlights.

Item 1.02 Exhibit

The Company has filed as an Exhibit to this Form SD its Conflict Minerals Report for calendar year ended December 31, 2023.

[1]

The term “conflict mineral” is defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 – Neuronetics, Inc.’s Conflict Minerals Report for the reporting period from January 1 to December 31, 2023.

*****

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Neuronetics, Inc.

By:	/s/ W. Andrew Macan	Date: May 30, 2024
W. Andrew Macan Executive Vice President, General Counsel, Chief Compliance Officer, and Corporate Secretary